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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the period commencing October 23, 2002 through November 8, 2002

KONINKLIJKE KPN N.V.

Maanplein 5
2516 CK The Hague
The Netherlands
(Exact name of registrant and address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

        If "Yes" is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K contains a copy of the following press releases:

  •
  KPN extends Eurorings with network in Belgium, dated October 31, 2002;

  •
  KPN to sell its participation in Ukrainian mobile operator UMC, dated November 5, 2002;

  •
  KPN holding talks with TPG about KPN Logistics, dated November 7, 2002;

  •
  KPN's reponse to decision in legal proceedings brought by SOBI, dated November 7, 2002.

PRESS RELEASE

Date: October 31, 2002
Number: 069pe

KPN extends Eurorings with network in Belgium

        KPN has reached agreement with the receivers on the purchase of the KPNQwest network in Belgium. It concerns a 500 kilometre glasfiber network on the route Brussels-Rotterdam and Brussels-Lille

        Earlier this year KPN took over the Dutch, German and UK part of the KPNQwest network and acquired capacity on a transatlantic sea cable link.

PRESS RELEASE

Date: November 5, 2002
Number: 070pe

KPN to sell its participation in Ukrainian mobile operator UMC

        The Hague—November 5, 2002—Today KPN from the Netherlands and Mobile Telesystems (MTS), mobile operator in Russia, have signed a binding agreement regarding the sale of KPN's 16.3% participation in Ukrainian Mobile Communications (UMC) for a consideration of US$ 55 million in cash. UMC is the leading mobile operator in the Ukraine.

        As part of the agreement MTS has also extended a guarantee to KPN for the repayment of outstanding shareholder loans of approximately US$ 18.6 million.

        The transaction is amongst others subject to MTS shareholders approval and Ukrainian anti monopoly approval. KPN anticipates that the financial benefits of this transaction can be accounted for in Q1 2003.

        The sale of KPN's participation is part of an overall shareholding restructuring of UMC where also TDC Mobile International, Deutsche Telekom and UkrTelecom are involved.

        KPN has been a founding partner in UMC that started operations in 1992 together with TDC Mobile International (16.3%), Deutsche Telekom (16.3%) and UkrTelecom (51%). At the end of Third quarter 2002 UMC reported revenues, ebitda and net income of US$ 211.4, US$ 109.9 and US$ 44.5 million respectively. UMC currently has 1.5 million subscribers.

PRESS RELEASE

Date: November 7, 2002
Number: 071pe

KPN holding talks with TPG about KPN Logistics

        Koninklijke KPN NV and TPG NV are discussing exclusively with each other the outsourcing of the activities of KPN Logistics.

        All of the approximately 170 employees would transfer to TPG.

        KPN and TPG intend to complete their negotiations by the end of 2002.

        KPN Logistics handles all KPN's warehousing and transport activities in the Netherlands. The annual revenues of KPN Logistics currently amount to approximately EUR 20 million. The logistical activities could be embedded at TNT Logistics The Netherlands B.V.

PRESS RELEASE

Date: 7 November 2002
Number: 072pe

KPN's response to decision in legal proceedings brought by SOBI

        KPN has noted the decision by the Enterprise Chamber of the Amsterdam Court of Appeal to defer a final ruling on the proceedings brought by SOBI and to request further documentary evidence and clarification of the valuation of E-Plus, the non-cash part of the purchase price of E-Plus and the valuation of the UMTS licence. KPN will examine the decision. KPN continues to maintain that it correctly presented and fully explained these transactions in its 2000 annual accounts.

        The Enterprise Chamber decided that KPN has correctly presented in its financial statements the result it achieved on its sale of 15% of KPN Mobile to NTT DoCoMo.

        KPN wishes to point out that the outcome of these proceedings will not affect KPN's stockholders' equity at 30 June 2002 as reported in the half-year results.

        SOBI, the Foundation for the Investigation of Corporate Information, has asked the Court to nullify KPN's annual accounts for 2000 on the grounds that KPN failed to present correctly its purchase of E-Plus and its sale of a 15% share in KPN Mobile to NTT DoCoMo.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE KPN N.V.
Dated: 12 November 2002	By:	/s/ MICHIEL ROOVERS Michiel Roovers Legal Counsel

QuickLinks

  This Report on Form 6-K contains a copy of the following press releases
PRESS RELEASE
  KPN extends Eurorings with network in Belgium
PRESS RELEASE
  KPN to sell its participation in Ukrainian mobile operator UMC
PRESS RELEASE
  KPN holding talks with TPG about KPN Logistics
PRESS RELEASE
  KPN's response to decision in legal proceedings brought by SOBI
SIGNATURES